New Century Capital Partners, Inc.

Statement of Financial Condition
December 31, 2023

Assets

Cash	$ 70,955
Prepaid expense	1,100
Property and Equipment (net of accumulated depreciation, $87,468)	-
Total Assets	$ 72,055

Liabilities and Shareholder's Equity

Liabilities

Accounts Payable	$ 49
Credit Card Payable	2,036
Total Liabilities	2,085

Commitments and contingencies (Note 7)

Shareholder's Equity

Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	1,453,267
Retained deficit	(1,388,297)
Total Shareholder's Equity	69,970
Total Liabilities and Shareholder's Equity	$ 72,055